UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 29, 2019

Constellation Alpha Capital Corp.
(Exact Name of Registrant as Specified in Charter)

British Virgin Islands (State or other jurisdiction of incorporation)	001-38118 (Commission File Number)	N/A (I.R.S. Employer Identification Number)

Emerald View, Suite 400, 2054 Vista Parkway West Palm Beach, FL (Address of principal executive offices)	33411 (Zip code)

(561) 404-9034 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, one Right and one Warrant	CNACU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	CNAC	The Nasdaq Stock Market LLC
Warrants, each Warrant entitling the holder to purchase one-half (1/2) of one Ordinary Share	CNACW	The Nasdaq Stock Market LLC
Rights, each Right entitling the holder to receive one-tenth (1/10) of one Ordinary Share	CNACR	The Nasdaq Stock Market LLC

Item 1.01. Entry Into A Material Definitive Agreement.

On May 29, 2019, Constellation Alpha Capital Corp., a company incorporated in the British Virgin Islands (“CNAC”), DT Merger Sub, Inc., a wholly owned subsidiary company of CNAC incorporated in Delaware (“Merger Sub”), and DermTech, Inc., a Delaware corporation (“DermTech”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into DermTech (the “Merger”), with DermTech surviving the Merger as a wholly owned subsidiary of CNAC (collectively with the transactions related thereto, the “Transaction”).

Merger Agreement

Domestication

The Merger Agreement provides that at least two business days prior to the closing of the Merger (the “Merger Closing”), CNAC will re-domicile out of the British Virgin Islands and continue as a company incorporated in the State of Delaware pursuant to Section 184 of the BVI Business Companies Act and Section 388 of the Delaware General Corporation Law (the “Domestication”). In connection with the Domestication, all ordinary shares, no par value, of CNAC (the “Ordinary Shares”) will be deemed to be converted into shares of common stock, par value $0.0001 per share, of CNAC (the “CNAC common stock”).

The Transaction and Consideration

At the Merger Closing, all of DermTech’s outstanding common stock and preferred stock will be cancelled and converted automatically into the right to receive an aggregate of 16,000,000 shares of CNAC common stock less the total number of shares of CNAC common stock that can be acquired or received pursuant to certain options, restricted stock units and warrants of DermTech, as set forth in the Merger Agreement. All of DermTech’s options, restricted stock units and warrants, whether vested or unvested, that will remain outstanding following the Merger Closing, will be assumed by CNAC and will become awards to acquire shares of CNAC common stock, as set forth in the Merger Agreement.

Representations and Warranties

CNAC has made customary representations and warranties, including those relating to: organization, certificate of incorporation and bylaws, capitalization, authority, no conflict, required filings and consents, compliance, CNAC’s public filings with the Securities and Exchange Commission (the “SEC”), financial statements, absence of certain changes or events, absence of litigation, board approval, vote required, operations of Merger Sub, brokers, its trust account and taxes.

DermTech has made customary representations and warranties, including those relating to: organization and qualification, subsidiaries, certificate of incorporation and bylaws, capitalization, authority, no conflict, required filings and consents, permits, compliance, financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, labor and employment matters, real property, title to assets, intellectual property, taxes, environmental matters, material contracts, insurance, board approval, vote required, customers and suppliers, inventories, certain business practices, interested party transactions and brokers.

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Covenants

The Merger Agreement contains customary covenants of the parties with respect to operation of their respective businesses prior to the consummation of the Transaction and efforts to satisfy conditions to the consummation of the Transaction.

Conditions to Completion of the Transaction

Consummation of the Transaction is subject to customary and other conditions, including (i) the shareholders of CNAC having approved, among other things, the transactions contemplated by the Merger Agreement, (ii) the stockholders of DermTech having approved the transactions contemplated by the Merger Agreement, (iii) the completion of the Domestication, (iv) the absence of any governmental order that would prohibit the Transaction, and (v) the Registration Statement (as defined and described below) shall have been declared effective by the SEC.

Claims Against Trust Account

Under the terms of the Merger Agreement, DermTech has waived any right to any amount held in the trust account established pursuant to the Investment Management Trust Agreement, dated as of June 19, 2017, by and between CNAC and Continental Stock Transfer & Trust Co. (the “Trust Account”), and has agreed not to make any claim arising out of the Merger Agreement against any funds in the Trust Account.

Shareholder Meeting

Pursuant to the terms of the Merger Agreement, CNAC is required to call a meeting of its shareholders for the purpose of voting upon the Transaction. In connection with the initial public offering of CNAC, Centripetal, LLC (the “Sponsor”) and the independent directors of CNAC agreed to vote all of their Ordinary Shares, which shares constitute approximately 72.7% of the issued and outstanding Ordinary Shares, in favor of an initial business combination transaction, such as the Transaction.

Registration Statement

The Merger Agreement provides that as promptly as practicable after execution of the Merger Agreement, (i) CNAC and DermTech shall prepare and file with the SEC a joint information statement/proxy statement (as may be amended or supplemented, the “Joint Proxy Statement”) to be sent to the stockholders of DermTech and the shareholders of CNAC and (ii) CNAC shall promptly prepare and file with the SEC a registration statement on Form S-4 (as may be amended, the “Registration Statement”), of which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of CNAC common stock to be issued in the Transaction. Each party has agreed to use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.

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Governing Law and Jurisdiction

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware. All Actions arising out of or relating to the Merger Agreement shall be heard and determined exclusively in any Delaware Chancery Court.

Termination of the Merger Agreement

The Merger Agreement may be terminated prior to consummation of the Transaction by mutual consent of DermTech and CNAC. In addition, the Merger Agreement may be terminated by either DermTech or CNAC if (i) the Merger shall not have been consummated prior to September 24, 2019; (ii) any governmental authority in the United States shall have issued a final, non-appealable order that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Transaction; or (iii) the Merger Agreement shall fail to receive the requisite vote for approval when presented to CNAC’s shareholders. The Merger Agreement may also be terminated by either CNAC or DermTech in the event that certain other conditions provided for in the Merger Agreement are triggered.

Registration Rights Agreement

In connection with, and as a condition to the Merger Closing, the Merger Agreement provides that CNAC and certain persons and entities which will hold CNAC common stock upon the consummation of the Transaction (collectively, the “Investors”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, CNAC will be obligated to file a shelf registration statement on Form S-3 to register the resale by the Investors of CNAC common stock issuable in connection with the Transaction. The Registration Rights Agreement will also provide the Investors with demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions.

The foregoing description of the form of Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit H to the Merger Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreement

In connection with, and as a condition to the Merger Closing, the Merger Agreement provides that the Investors and certain persons and entities which will hold CNAC common stock upon the consummation of the Transaction will each enter into a Lock-up Agreement (the “Lock-up Agreement”) providing each such holder agrees that, during the period commencing on the Merger Closing and continuing to and including the date 180 days after the date of the Merger Closing, such holder will not sell, offer to sell, pledge, or transfer any CNAC securities held by such holder, subject to certain limited exceptions.

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The foregoing description of the form of Lock-up Agreement is qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is included as Exhibit I to the Merger Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with this Current Report on Form 8-K. The Merger Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about DermTech. In particular, the assertions embodied in the representations and warranties by DermTech and CNAC contained in the Merger Agreement are qualified by information in the disclosure schedules provided by DermTech in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between DermTech and CNAC, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about DermTech or CNAC.

Subscription Agreements

On May 22, 2019 and May 23, 2019, CNAC entered into separate subscription agreements (each, a “Subscription Agreement”) with new health care focused institutional investors as well as certain existing investors in DermTech (each, a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and CNAC agreed to sell to the Subscribers, an aggregate of 6,153,847 shares (the “PIPE Shares”) of CNAC common stock, for a purchase price of $3.25 per share, in a private placement in which CNAC will raise an aggregate of approximately $20,000,000, less certain offering related expenses payable by CNAC. The PIPE Shares are identical to the shares of CNAC common stock that will be held by CNAC’s public stockholders at the time of the Merger Closing.

The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Transaction. The PIPE Closing will occur on the date of, and immediately prior to, the consummation of the Transaction and will be subject to customary conditions. The purpose of the sale of the PIPE Shares is to raise additional capital for working capital following the Merger Closing.

CNAC has agreed that, within 45 days after the consummation of the Transaction, it will file with the SEC a registration statement registering the resale of the PIPE Shares, and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof.

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No fees or other compensation was paid or will be payable to any of the Subscribers or any third parties in consideration of the Subscribers entering into the Subscription Agreements.

A copy of the form of Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of Subscription Agreement filed with this Current Report on Form 8-K.

Deferred Underwriting Fee Assignment Agreement

In connection with the execution of the Merger Agreement, CNAC, DermTech and Cowen and Company, LLC (“Cowen”) entered into a letter agreement, dated May 29, 2019, (the “Deferred Underwriting Fee Assignment Agreement”), pursuant to which CNAC agreed to assign to DermTech, and DermTech agreed to assume, CNAC’s obligation pursuant to the Underwriting Agreement (the “Underwriting Fee Assignment”), dated as of June 19, 2017 (the “Underwriting Agreement”), by and among CNAC and Cowen, acting as representative of the underwriters named in Schedule A thereto (the “Underwriters”), to pay the Underwriters the underwriting fee set forth therein of $4,375,000 (the “Original Fee”), subject to certain adjustments and pursuant to the full terms of the Deferred Underwriting Fee Assignment Agreement, as summarized below.

If the Merger is consummated and CNAC raises at least $15,000,000 in proceeds from equity financings consummated prior to the one-year anniversary of the Merger Closing, excluding the proceeds received from any financing consummated prior to or simultaneous with the Merger Closing, then DermTech will pay to the Underwriters $2,187,500 within two business days of CNAC receiving the proceeds from such equity financings. If CNAC fails to raise such funds by the one-year anniversary of the consummation of the Merger, then DermTech will pay to the Underwriters $1,093,750 within one week of the one-year anniversary of the Merger Closing, and the Underwriters will have the option to receive an additional $1,093,750 in CNAC common stock at that time (the “Equity Payment”) based on the then fair market value of CNAC common stock, or to receive $1,093,750 in cash at a later date. DermTech’s payment to the Underwriters of $2,187,500, or its payment of $1,093,750 plus the Equity Payment, in either case, shall satisfy DermTech’s obligation to pay the Original Fee in full, and no further payment of any kind shall be required of DermTech or CNAC in connection with the Original Fee.

Pursuant to the terms of the Deferred Underwriting Fee Assignment Agreement, if during the eighteen (18) month period following the Merger Closing, DermTech proposes to effect certain transactions, DermTech has agreed to offer to engage Cowen as DermTech’s exclusive lead financial advisor, managing underwriter or placement agent, as the case may be, in connection with such transaction(s) on terms and conditions customary to investment banks for similar transactions.

The Underwriting Fee Assignment will be effective only if and when the Merger is consummated; provided that the Underwriting Fee Assignment will not be effective in the event the Merger is consummated after September 23, 2019.

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A copy of the Deferred Underwriting Fee Assignment Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Deferred Underwriting Fee Assignment Agreement is qualified in its entirety by reference to the full text of the Deferred Underwriting Fee Assignment Agreement filed with this Current Report on Form 8-K.

Forfeiture Agreement

On May 29, 2019, the Sponsor entered into a Forfeiture Letter (the “Forfeiture Agreement”), pursuant to which the Sponsor will forfeit to CNAC an aggregate of 2,694,779 shares of CNAC common stock, effective as of immediately prior to the consummation of the Transaction.

A copy of the Forfeiture Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Forfeiture Agreement is qualified in its entirety by reference to the full text of the Forfeiture Agreement filed with this Current Report on Form 8-K.

Stockholder Support Agreement

On May 29, 2019, stockholders of DermTech representing the affirmative vote of (i) a majority of the outstanding shares of the capital stock of DermTech and (ii) seventy percent (70%) of the outstanding shares of preferred stock of DermTech, entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”) in which such stockholders agreed to vote all of their shares of stock of DermTech in favor of the approval and adoption of the Transaction. Additionally, such stockholders have agreed not to (i) transfer any of their shares of capital stock of DermTech (or enter into any arrangement with respect thereto) or (ii) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.

A copy of the form of Stockholder Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement filed with this Current Report on Form 8-K.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Shares that will or may be issued pursuant to the Subscription Agreements will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Each Subscriber has represented to the Company that it is an “accredited investor” and/or a “qualified institutional buyer,” as such terms are defined under the Securities Act.

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Item 7.01. Regulation FD Disclosure.

Press Release

On May 29, 2019, CNAC issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Investor Presentation

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of Investor Presentation to be used by CNAC in presentations for certain of CNAC’s shareholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations regarding Medicare coverage and that Medicare coverage will be obtained at certain prices. These statements are based on various assumptions and on the current expectations of CNAC and DermTech management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CNAC and DermTech. These forward-looking statements are subject to a number of risks and uncertainties, including the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction or that the approval of the shareholders of CNAC and/or the stockholders of DermTech for the Transaction is not obtained; failure to realize the anticipated benefits of the Transaction, including as a result of a delay or difficulty in integrating the businesses of CNAC and DermTech; the amount of redemption requests made by CNAC’s shareholders, including, those factors discussed in CNAC’s final prospectus dated June 19, 2017 and Annual Report on Form 10-K for the fiscal year ended March 31, 2018, in each case, under the heading “Risk Factors,” and other documents of CNAC filed, or to be filed, with the SEC. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CNAC nor DermTech presently know or that CNAC and DermTech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CNAC’s and DermTech’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. CNAC and DermTech anticipate that subsequent events and developments will cause CNAC’s and DermTech’s assessments to change. However, while CNAC and DermTech may elect to update these forward-looking statements at some point in the future, CNAC and DermTech specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CNAC’s and DermTech’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Additional Information

CNAC intends to file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement and will constitute a prospectus of CNAC in respect of the shares of CNAC common stock to be issued in the Transaction. CNAC will mail a definitive Joint Proxy Statement and other relevant documents to the shareholders of CNAC. Shareholders of CNAC and other interested persons are advised to read, when available, the preliminary Joint Proxy Statement, amendments thereto, and definitive Joint Proxy Statement in connection with CNAC’s solicitation of proxies for the special meeting to be held to approve the Transaction because these Joint Proxy Statements will contain important information about CNAC, DermTech, and the Transaction. The definitive Joint Proxy Statement will be mailed to shareholders of CNAC as of a record date to be established for voting on the Transaction. Shareholders will also be able to obtain copies of the Joint Proxy Statement, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Constellation Alpha Capital Corp., Emerald View, Suite 400, 2054 Vista Parkway, West Palm Beach, FL 33411.

Participants in the Transaction

CNAC, DermTech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CNAC in connection with the proposed Transaction. Information regarding the officers and directors of CNAC is available in CNAC’s annual report on Form 10-K for the year ended March 31, 2018, which has been filed with the SEC.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement when it is filed with the SEC as part of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

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Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 8.01 Other Events

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 9.01 Exhibits

(d) Exhibits.

Exhibit Number	Exhibit

2.1*	Merger Agreement, dated as of May 29, 2019, by and between CNAC, Merger Sub and DermTech.
10.1	Form of Subscription Agreement, by and between CNAC and certain Subscribers.
10.2	Deferred Underwriting Fee Assignment Agreement, dated as of May 29, 2019, by and between CNAC, DermTech and Cowen.
10.3	Forfeiture Agreement, dated as of May 29, 2019, by and between the Sponsor, CNAC and DermTech.
10.4	Form of Stockholder Support Agreement, dated as of May 29, 2019, by and among CNAC and the stockholders of DermTech party thereto.
99.1	Press release, dated May 29, 2019.
99.2	Form of Investor Presentation.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: May 29, 2019

CONSTELLATION ALPHA CAPITAL Corp.

By:	/s/ Rajiv S. Shukla
	Name:	Rajiv S. Shukla
	Title:	Chief Executive Officer